[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention:	Jan Woo
Stephen Krikorian
Matthew Crispino
Morgan Youngwood

Re:	IAC/InterActiveCorp.
Amendment No. 2 to Registration Statement on Form S-4 (“Amendment No. 2”)
Filed February 23, 2021
File No. 333-251656

Ladies and Gentlemen:

On behalf of IAC/InterActiveCorp (“IAC”) and Vimeo Holdings, Inc. (“Vimeo SpinCo” and, together with IAC, the “Registrants”), we are providing the Registrants’ responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 9, 2021, with respect to the above-referenced Registration Statement on Form S-4/A (the “Registration Statement”). The Registrants are concurrently submitting Amendment No. 3 to the Registration Statement (“Amendment No. 3”) via EDGAR.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Registrants’ response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3. All references to page numbers in these responses are to the pages of Amendment No. 3.

Form S-4/A filed February 23, 2021

Recent performance, page 141

1.	You disclose that for the year ended December 31, 2020, your total bookings increased 62% year-over-year and new bookings (those from new subscribers only) increased 158% year-over-year. Please revise your disclosures to clarify how you calculate bookings.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 136 of Amendment No. 3.

Securities and Exchange Commission

IAC/InterActiveCorp

March 12, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations for Vimeo

Liquidity and Capital Resources

Liquidity Assessment, page 156

2.	Please clarify your disclosure that indicate Vimeo believes its existing cash and cash equivalents, the available borrowings under its revolving credit facility and expected positive cash flows generated from operations will be sufficient to fund its normal operating requirements, including capital expenditures, the payment of withholding taxes paid on behalf of employees if settled on a net basis and investing, and other commitments for the foreseeable future. In this respect, please revise to disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources. We refer you to Item 303(a) of Regulation S-K and Section IV of SEC Release 33-8350.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 157 and 158 of Amendment No. 3.

Outstanding Stock-based Awards, page 156

3.	We note that the aggregate intrinsic value of Vimeo awards outstanding as of January 29, 2021, assuming a per share price of $35.35, is $405.1 million, of which $122.8 million is attributable to currently vested awards. Please explain why if Vimeo settles these awards on a net basis, the withholding taxes payable by Vimeo on behalf of its employees upon net settlement would be $202.6 million, assuming a 50% withholding rate.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 125 and 157 of Amendment No. 3.

Vimeo's Critical Accounting Policies and Estimates

Stock-based Compensation, page 167

4.	Please revise to disclose that estimates will not be necessary to determine the fair value of your common stock once the underlying shares begin trading.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 162 of Amendment No. 3.

Securities and Exchange Commission

IAC/InterActiveCorp

March 12, 2021

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If you have any questions, please do not hesitate to contact me at (212) 403-1172 or JELevine@wlrk.com.

Very truly yours,

/s/ Jenna E. Levine
Jenna E. Levine

cc:	Kendall F. Handler, IAC/InterActiveCorp
Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz